U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023

Commission File Number: 001-39137

Fresh2 Group Limited

650 5TH AVE STE 2416

NEW YORK, NY 10019-6108

United States

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

EXPLANATORY NOTE

On June 2, 2023, Fresh2 Group Limited (the “Company”) entered into an agreement with Applegreen LLC (the “Investor”), under which the Investor agreed to purchase 22,000,000 Class A ordinary shares and warrants to purchase 22,000,000 Class A ordinary shares at an aggregate purchase price of US$4.4 million. The warrants are exercisable within 2 years from the date of issuance and have an exercise price of US$4.20. The Company intends to use the proceeds for general corporate purposes, including working capital. The transaction closed on June 2, 2023.

On June 5, 2023, the Company issued a press release announcing the closing of the transaction.

EXHIBIT INDEX

Exhibit	Description
10.1	Share Purchase Agreement dated June 2, 2023
10.2	Warrant dated June 2, 2023
99.1	Press release dated June 5, 2023

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Fresh2 Group Limited

	By:	/s/ Haohan Xu
	Name:	Haohan Xu
	Title:	Chief Executive Officer

Dated: June 15, 2023

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